FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Update on MVA procurement


Update on US Government MVA vaccine procurement process


Cambridge, UK and Cambridge, Massachusetts - 26 July 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) provides an update on the US Government tender process relating to Modified Vaccinia Ankara ("MVA") attenuated smallpox vaccine.

The Department of Health and Human Services ("HHS") of the US Government is seeking to procure up to 20 million doses of MVA vaccine and issued a Request for Proposals No. DHHS-ORDC-V&B-05-06 ("RFP3") in August 2005. Acambis, which is developing an MVA vaccine in partnership with Baxter Healthcare SA, submitted an initial response to RFP3 in October 2005 and has submitted further responses since then as part of the ongoing procurement process.

HHS has issued an amendment to RFP3. This incorporates a revised pre-clinical and clinical testing requirement, following guidance received from the US Food and Drug Administration ("FDA"). It also extends the delivery period for usable MVA vaccine from 24 months to 60 months from contract award. Responses to the RFP3 amendment are to be provided to HHS by mid-August. Thereafter, it is expected that Final Proposal Revisions will be requested prior to contract award(s) being made.

The revised testing requirement received from the FDA also impacts on Acambis' existing cost-plus MVA contractual activities, resulting in certain activities previously anticipated for 2006 continuing into 2007. With this change in the timing of activities and, therefore, revenues, it is expected that "predictable" revenues overall will be marginally lower than the guidance for 2006 of GBP20-25m previously provided.

                                    -ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 26 July 2006                           ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.